Exhibit 99.1

SciSparc Secures Strategic Advantage with Grant of European Patent

TEL AVIV, Israel, May 31, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that the European Patent Office granted the Company’s patent application titled “Compositions and Methods of Potentiating Antimicrobials”. This is in addition to the patent titled “Compositions and Methods of Potentiating Antimicrobials” previously granted by the United States Patent and Trademark Office. This patent grant bolsters the Company’s intellectual property portfolio, extending the protection of its global patent holdings.

This grant not only reinforces SciSparc’s position in a key market, but also enhances its competitive edge in the global pharmaceutical landscape.

The patent describes the pharmaceutical compositions and methods for potentiating various antimicrobials and minimizing their side-effects. In particular, the invention relates to pharmaceutical compositions comprising antibiotics and cannabinoids, and optionally N-acylethanolamines, and use in treating and/or preventing microbe biofilm formation and microbe-induced pathologies. This innovation is important in the context of antimicrobial and antibiotic resistance, a situation that has led the World Health Organization to classify such antimicrobial resistance as a serious threat.

SciSparc has been expanding its intellectual property portfolio, with significant patents recently granted in Canada and Europe, since the beginning of the year. This aggressive expansion emphasizes SciSparc’s commitment to securing its innovative technologies globally and highlights the Company’s dynamic approach to research and development. This addition marks another milestone in SciSparc’s ongoing efforts to safeguard its core technologies. The Company’s intellectual property portfolio now includes patents across several major global territories, including the United States, Europe, Japan, Australia, and Israel, comprising nine patent families and two trademarks.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI- 210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses SciSparc’s competitive edge in the market and the Company’s ongoing efforts to safeguard its core technologies. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, as amended, filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055